Exhibit 12.1
PMFG, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Amounts in thousands, except ratios)

	Three Months Ended September 30,		Year Ended June 30,
	2009		2009	2008	2007	2006	2005
Earning (loss) before income taxes	$(1,835)		$3,603	$12,523	$8,840	$1,201	$(639)
Add fixed charges (1)	2,211		10,132	5,087	—	—	—

Earning (loss) before fixed charges and income taxes	376		13,735	17,610	8,840	1,201	(639)
Fixed charges (1)	2,211		10,132	5,087	—	—	—
Preferred dividends	94		—	—	—	—	—

Fixed charges and preferred dividends	$2,305		$10,132	$5,087	—	—	—
Deficiency amount	(1,929)		—	—	—	—	$(639)

Ratio of earnings to fixed charges	—	(2)	1.36	3.46	—	—	—

Ratio of earnings to fixed charges and preferred dividends	—	(3)	1.36	3.46	—	—	—

(1)	Excludes excess cash recapture amount of $2,820 for the year ended June 30, 2009. The $2,820 was also excluded for the first three months of 2009 as that amount remained outstanding until October 1, 2009.

(2)	For the three months ended September 30, 2009, our earnings were insufficient to cover our fixed charges by $1,835.

(3)	For the three months ended September 30, 2009, our earnings were insufficient to cover our fixed charges and preferred stock dividends by $1,929.